UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☑ Form C/A: Amendment to Offering Statement

   ☑ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-U: Progress Update

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
ArtistWorks, LLC (f/k/a ArtistWorks, Inc.)

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    September 25, 2008

Physical address of issuer
68 Coombs Street, C1, Napa, CA 94559

Website of issuer
https://artistworks.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a commission to the intermediary at the conclusion of the Offering.

Type of security offered
Crowd Note

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
February 4, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
10

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$3,177,998.83	$2,687,598.42
Cash & Cash Equivalents	$888,504.83	$385,616.18
Accounts Receivable	$16,205.00	$16,307.82
Short-term Debt	$1,624,596.65	$1,310,135.13
Long-term Debt	$850,000.00	$5,395,932.14
Revenues/Sales	$3,300,262.18	$3,074,022.24
Cost of Goods Sold	$1,592,794.76	$1,511,649.16
Taxes Paid	$800.00	$800.00
Net Income	-$413,194.83	-$412,992.88

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 14, 2018

FORM C-A

Up to $107,000.00

ArtistWorks, LLC



ArtistWorks LLC (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on November 2, 2018. This Amendment is filed to extend the Offering Deadline from December 17, 2018 to February 4, 2019. A prior Amendament was filed on December 6, 2018 to add a webinar transcript (attached hereto as Exhibit G).

Crowd Note

This Form C-A (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by ArtistWorks, LLC, a Delaware Limited Liability Company (the "Company", as well as references to "we", "us", or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The Company intends to raise at least $25,000.00 and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace Inc. (the "Intermediary"). The issuer will not owe a commission to the Intermediary at the conclusion of the Offering.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0.00	$100.00
Aggregate Minimum Offering Amount	$25,000.00	$0.00	$25,000.00
Aggregate Maximum Offering Amount	$107,000.00	$0.00	$107,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://artistworks.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-A is December 14, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from

time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://artistworks.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

ArtistWorks, LLC (the "Company" or "ArtistWorks") is a Delaware limited liability company. The Company was originally incorporated as an S. Corp on September 25, 2008 as ArtistWorks Inc., and converted to an LLC on August 31, 2017. The Company conducts business under the name of ArtistWorks.

The Company is located at 68 Coombs Street, C1, Napa, CA 94559.

The Company's website is https://artistworks.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
ArtistWorks is a 9-year-old music e-learning company that enables professional musicians to teach students from around the world. The students can learn from a progressive lesson library and through our innovative "Video Exchange Learning" with their teacher. Self-paced learners can sign up for 3, 6, or 12-month subscriptions or, if they prefer, can follow a more structured learning experience via our 12-week long certificate program.

The Offering

Minimum amount of Crowd Note being offered	25,000
Total Crowd Note outstanding after Offering (if minimum amount reached)	25,000
Maximum amount of Crowd Note	107,000
Total Crowd Note outstanding after Offering (if maximum amount reached)	107,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	February 4, 2019
Use of proceeds	See the description of the use of proceeds on page 24 hereof.
Voting Rights	See the description of the voting rights on page 34 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The minimum amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan as we intended, our continued operations will be pared down and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

The development and commercialization of our product and service is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize a similar product or service. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our [products/services] will achieve

initial market acceptance and our ability to generate meaningful additional revenues from our products.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on various intellectual property rights, including patents, trademarks, and licenses in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be

expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Patricia Butler (Manager, Chief Executive Officer, Treasurer and Secretary), David Butler (Chairman of the Board and Manager), John Graves (Vice President of ArtistWorks), Dawn Mendoza (Project and Product Manager), and Marcus Luscombe

(Manager of Content and Production). The Company has or intends to enter into employment agreements with Patricia Butler, David Butler, John Graves, Dawn Mendoza, and Marcus Luscombe although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Patricia Butler, David Butler, John Graves, Dawn Mendoza, and Marcus Luscombe or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish,

maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.
Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.
Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the music industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the music industry and other related vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-

imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.

We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Risks Related to the Securities

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 76.59% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
ArtistWorks is a 9-year-old music e-learning company that enables professional musicians to teach students from around the world. The students can learn from a progressive lesson library and through our innovative "Video Exchange Learning" with their teacher. Self-paced learners can sign up for 3-, 6-, or 12-month subscriptions or, if they prefer, can follow a more structured learning experience via our 12-week long certificate program.

Business Plan
ArtistWorks enables subject masters to reach learners all over the world who want online access to high level instruction and personal feedback. We seek to "Teach the World" by providing effective and engaging e-learning experiences through our patented Video Exchange® Learning platform. Our platform and method of learning aims to scale and modernizes outdated one-to-one

instruction by leveraging teaching moments in our asynchronous, online Video Exchange and making them visible to all students of the subject.

The ArtistWorks platform has been embraced by 35 renowned musicians that are seeking to pass on their talent through online teaching. To date, these musicians have taught students in over 80 countries. Together, they've completed over 61,000 video exchanges, creating a very expanding library and production-cost-free content for ArtistWorks. We have about 12,000 active subscriptions and over the years we're very happy to say we've taught over 87,000 musicians.

Music Certificate Program for amateur players and existing customers:
In October 2018, ArtistWorks launched a second, more structured learning experience with the Online Music Certificate Program that will be offered to existing customers and to the public. Existing lessons will be repackaged, formatted, and offered as a $250, successive 12- week series of lessons with qualifying quizzes and Video Exchanges in weeks 4, 8 and 12.

High School Online Music Certificate:
Additionally, in 2019, we plan to put our Western Association of Schools and Colleges (WASC) academic accreditation for grades 9 through 12 to good use. We plan to formalize the Certificate program further so that it can be offered in high schools everywhere, including the fast growing cyber, or virtual, schools. As part of this program, we plan to release eight to ten online musical instrument education courses specifically designed for high school instruction. These courses will be semester based and provide cyber-schools, private, charter, and public schools a comprehensive, affordable, and consistent music education destination
for their students.

Once the Online Music Certificate Program is released and readily available, ArtistWorks Plans to become the ArtistWorks School of Music Online ("SOM"). The SOM will have three segments:

1. Our existing model of self-paced instruction will remain unchanged, where (mostly) adult amateur musicians can learn from the lesson library and have the option to voluntarily enter into Video Exchanges with the ArtistWorks online faculty if they would like their playing evaluated. Memberships automatically renew and there are no qualifications necessary to join.

2. The ArtistWorks Online Music Certificate Program, a 12-week certificate qualification program being offered to the public and existing customers where passing three quizzes and three Video Exchanges are required to qualify for the Certificate of Completion. Plan availability: October 2018.

3. The ArtistWorks High School Online Music Certificate Program, an accredited, 12-week/semester-based, certificate-bearing program specifically designed for and offered to high school music students who can earn course credit for their studies. Students must earn at least 80% of all possible points on three quizzes and three Video Exchanges in order to receive a Certificate of Completion. Projected availability: June/July 2019.

ArtistWorks hopes to evolve, by late 2020, to a multi-vertical, online marketplace in order to take full advantage of our patented core technology. Although music instruction will be amongst the inaugural courses to be offered, the Company may begin seeking subject matter experts in other visually taught subjects who may be able to build a lucrative business by teaching through the ArtistWorks' platform. Meanwhile, it is important that the Company continue to accelerate growth and value by developing its existing self-paced structure of learning music alongside its

ArtistWorks Music Certificate Program that we plan to offer to the public in 2018 and to high schools in 2019.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Online musical instrument instruction	Students learn from an online video lesson library of musical instrument instruction recorded by professional musicians. Students from around the world have the option of entering into asynchronous "Video Exchanges" with their teacher where they submit a video on the site and the teacher responds with a video reply that is linked to the student's video and shown to everyone in the class so the teacher's time is leveraged and the students can apply the instruction given to their peers and to their own playing. Members can study self-paced or enroll in a more structured learning environment through the Online Music Certificate Program where we plan to offer a certificate in blues guitar, ukulele and, soon, bluegrass guitar and violin. In 2019, ArtistWorks plans to offer an accredited (WASC) High School Music Certificate Program where students that successfully complete the course may earn course credit for their studies.	Learners from around the world, from high school students to adults ages 20 to 65. Currently the overwhelming majority of our customers are hobbyist musicians in English speaking countries.

ArtistWorks' online musical instrument instruction is offered around the world. Prospective customers may find us by way of digital marketing tactics like social media ads and posts, search engine ads and page rankings, and through our email marketing. The company also has some beginner courses available on RecordedBooks/RB Digital in English speaking libraries and receives a revenue share for that distribution. Similarly, ArtistWorks has a subset of courses distributed on LinkedIn Learning and receives a revenue share of those sales. Several colleges and

universities have licensed the company's music instruction content to offer as a virtual textbook to their enrolled "bricks and mortar" music students. Schools include UCLA Extension, Carnegie Mellon Music Department, Sapir College (Israel) and Central Queensland Australia College.

Competition

The Company's primary competitors are professional musician and music teachers that provide in person lessons. While they may offer the same a high caliber experience and personal attention and feedback, we believe our main difference is in our ability to share feedback from one-on-one lessons across the platform and amongst all students. The online music instruction industry is highly fragmented with a lot of small, independent providers and teachers. Small companies that have tried to launch bigger enterprises often fail because of their inability to reach their audience in a meaningful way. We believe ArtistWorks has succeeded where others have failed to get traction.

We believe ArtistWorks' main competitive advantages include:
- A novel online learning capability
- Highly accomplished and acclaimed instructors sharing everything they know
- No production cost— content is user generated via Video Exchanges online
- Library of 60,000 Video Exchanges and 900 hours of instructional videos
- Academic accreditation from the Western Association of Schools and Colleges (WASC) as a supplemental education provider for grades 9 through 12.

Competitors in market also include the following:
- Other online music instruction providers such as TrueFire, SonicJunction, GuitarInstructor.com, PegHead Nation, and JamPlay. These other companies typically offer "view-only" video lesson libraries coupled with member forums and a personal profile. Feedback is limited to online conversations in peer chats and group message boards with occasional video chat lesson.
- Online, calendar-based study programs, such as those offered by Berklee Online, the online extension school of Berklee College of Music.

Customer Base

Currently the overwhelming majority of our customers are hobbyist musicians in English speaking countries. A majority of ArtistWorks customers are male. The predominance of male customers seems to be correlated to the number of guitar courses and stringed instruments that we believe men tend to play more than women. We have 10 guitar courses, three bass courses, mandolin, fiddle, ukulele, banjo and hip hop scratch DJ, most of which are played by men. Our female students are primarily learning piano, vocals or ukulele. We have students in 85 countries with the majority in the United States, followed by, in approximate order: Canada, UK, Australia, Germany, France, Scandinavia, New Zealand, and Brazil. Other customers include "Independent Study" charter schools in California where ArtistWorks is an approved vendor for providing online music instruction.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
9165473B2	Video Management System for Interactive Online Instruction	A system for interactive online instruction includes an instructional subscription website and video management system configured to process video recordings. The video recordings may include (i) student videos uploaded by a student and (ii) instructor videos providing feedback to said student videos. A method of interactive online instruction is also disclosed. The method includes the steps of providing prerecorded course materials on an instructional subscription website including video lessons accessible by subscribing students, and providing a video management system configured to process video recordings including (i) student videos submitted by a student and (ii) instructor videos providing feedback to said students.	September 24, 2008	October 20, 2015	U.S.
9812025B2	Video Management System for	A system for interactive online instruction includes an instructional	August 31, 2016	November 7, 2017	

	Interactive Online Instruction	subscription website and video management system configured to process video recordings. The video recordings may include (i) student videos uploaded by a student and (ii) instructor videos providing feedback to said student videos. A method of interactive online instruction is also disclosed. The method includes the steps of providing prerecorded course materials on an instructional subscription website including video lessons accessible by subscribing students, and providing a video management system configured to process video recordings including (i) student videos submitted by a student and (ii) instructor videos providing feedback to said students.			21
14/885,789	Video Management System for Interactive Online Instruction	A system for interactive online instruction includes an instructional subscription website and video management system configured to process video recordings. The video recordings may include (i) student videos uploaded by a student and (ii) instructor videos providing feedback to said student videos. A method of interactive online instruction is also disclosed. The method includes the steps of	Pending	Pending	U.S.

		providing prerecorded course materials on an instructional subscription website including video lessons accessible by subscribing students, and providing a video management system configured to process video recordings including (i) student videos submitted by a student and (ii) instructor videos providing feedback to said students.			

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
85688678	Online music instruction	Forum Jams	July 27, 2018	February 26, 2013	US
85043247	IC 041. US 100 101 107. G & S: Instruction in the field of music, namely guitar, piano, banjo and other musical instrument lessons and courses	ArtistWorks	May 19, 2010	January 4, 2011	US
1059186	Online music instruction	ArtistWorks	November 19, 2010	November 19, 2010	EU
1059186	Online music instruction	ArtistWorks	November 19, 2010	November 19, 2010	EU and Int'l Reg Madrid Protocol

1040135	Online music instruction	ArtistWorks Inc and design	May 20, 2010	May 20, 2010	EU and Int'l Reg Madrid Protocol
TMA909250	Online music instruction	ArtistWorks Video Exchange Learning logo	December 20, 2013	July 22, 2015	Canada
4310383	IC 041. US 100 101 107. G & S: Instruction in the field of music, namely, guitar, piano, banjo and other musical instrument lessons and courses;	ArtistWorks Video Exchange Learning logo	February 10, 2012	March 26, 2013	USA
3900381	IC 041. US 100 101 107. G & S: Instruction in the field of music, namely guitar, piano, banjo and other musical instrument lessons and courses;	ArtistWorks	May 19, 2010	January 4, 2011	USA

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
ArtistWorks, Inc	Lynda.com/LinkedIn Corp/Microsoft	Licensing of specifically identified and formatted ArtistWorks online musical instrument instructional videos for use by LinkedIn Learning subscribers for which ArtistWorks was paid an advance and ongoing monthly revenue sharing of 15%.	N/A
ArtistWorks, Inc	Recorded Books, Inc	Exclusive rights to offer for sale specific, provided online musical instrument instruction video to libraries for which ArtistWorks receives a revenue share of 50%	January 5, 2020, with an automatic renewal for successive two-years.

Governmental/Regulatory Approval and Compliance
The Company is not dependent on any regulatory approvals.

Litigation
The Company is currently not subject to any litigation.

Other
The Company's principal address is 68 Coombs Street, C1, Napa, CA 94559

The Company conducts business in California and Oregon.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Digital Marketing for Lessons	40.00%	$10,000	28.04%	$30,000
General Marketing	20.00%	$5,000	32.71%	$35,000
Future Wages	20.00%	$5,000	14.02%	$15,000

Accrued expenses of managers, officers, directors or employees	0.00%	$0	4.67%	$5,000
General Working Capital	20.00%	$5,000	6.54%	$7,000
Learning Content Production	0.00%	$0	14.02%	$15,000
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds and reallocate funds based on realized expenses within the categories given. General economic conditions may also alter the trajectory of our planned product roadmap, which may also affect the use of proceeds.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers
The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
David Butler

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chairman of the Board, June 1, 2014-Present.
Manager, August 31, 2017 – Present.
Chief Executive Officer, September 25, 2008 – June 1, 2014.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
David was the Chief Executive Officer of ArtistWorks from its inception until June 1, 2014 when he became Chairman. While his day to day responsibilities of running the company and technology behind have been reduced, he remains an integral part of determining the company strategic direction. David graduated from the University of Maryland in 1980 with a degree in Computer Science.

Name
Patricia Butler

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, Treasurer & Secretary, June 1, 2014-Present.
Chief Financial Officer and President, September 25, 2008-June 1, 2014.
Manager, August 31, 2017 – Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Patricia was the CFO/President of ArtistWorks from September 25, 2008 until June 1, 2014, when she became CEO, taking over the day to day operations of the company and execution of the company's mission and strategic vision. As CFO and President, Patricia worked closely with accountants and advisors on financial matters (annual financial statements, monthly payments to artists and payroll). She has a Bachelor of Arts Degree from Pennsylvania State University.

Officers
The officers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
David Butler

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chairman of the Board, June 1, 2014-Present.
Manager, August 31, 2017 – Present.
Chief Executive Officer, September 25, 2008 – June 1, 2014.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
David was the Chief Executive Officer of ArtistWorks from its inception until June 1, 2014 when he became Chairman. While his day to day responsibilities of running the company and technology behind have been reduced, he remains an integral part in determining the company strategic direction. David graduated from the University of Maryland in 1980 with a degree in Computer Science.

Name
Patricia Butler

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, Treasurer & Secretary, June 1, 2014-Present.
Chief Financial Officer and President, September 25, 2008-June 1, 2014.
Manager, August 31, 2017 – Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Patricia was the CFO/President of ArtistWorks from September 25, 2008 until June 1, 2014, when she became CEO, taking over the day to day operations of the company and execution of the

company's mission and strategic vision. As CFO and President, Patricia worked closely with accountants and advisors on financial matters (annual financial statements, monthly payments to artists and payroll). She has a Bachelor of Arts Degree from Pennsylvania State University.

Name
John Graves

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Creative Media Producer & Audio Engineer, April 2010 to January 2013
Video Production Manager January 2013 - January 2015
Director of Production and Artist Relations January 2015 - 2017
VP of Business Development January 2017 -January 2018
VP of ArtistWorks January 2018 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Since becoming a Director of Production and Artists Relations in 2015, John has been instrumental in managing staff, ArtistWorks video and content production, and curriculum construction, all while managing business relationships with the online teaching faculty. As VP of Business Development, he was responsible for leveraging his relationships with artists to forge new business partnerships with musical instrument manufacturers and music industry related companies to generate new revenues and reach new target audiences. As VP of ArtistWorks, John has taken on a more strategic role, actively participating in hiring decisions and strategic direction of the company, especially with regard to marketing decisions.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 9 employees in California and Oregon.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding Securities:

On July 31, 2017, ArtistWorks, Inc. converted into a Delaware limited liability company, ArtistWorks, LLC. The Company is currently authorized to issue two classes of units, common units and preferred units. As of the date of this Form C, the Company has authorized the issuance of two million three hundred thirty-six thousand five hundred thirty-eight (2,336,538) common units (the "***Common Units***") and five hundred thirty-six thousand five hundred thirty-eight (536,538) preferred units (the "***Preferred Units")***, pursuant to the Limited Liability Company Agreement executed on October 12, 2017 (the "***LLC Agreement***").

Common Units
On July 31, 2017, the Company authorized the issuance of 1,800,000 Common Units DBPB Holdings, Inc., at a purchase price per unit of $0.00, for aggregate proceeds of $0.00 in an exempt offering pursuant Section 4(a)(2) under the Securities Act of 1933, as amended (the "***Securities Act***")

Preferred Units
On October 12, 2017, the Company commenced a private placement offering of the Company's Preferred Units in reliance on the Regulation D, Rule 506(b) exemption from registration under the Securities Act, to ten (10) investors for the aggregate sale of 184,900.31 Preferred Units at a price of $3.0287 per share for the aggregate proceeds of $560,000 (the "***Preferred Unit Offering***"). The proceeds from the sale of the Preferred Units were used for the Company's business development and general working capital purposes.

Restricted Units
Between September 9, 2013 and June 12, 2018, the Company granted 365,412 restricted units to nine (9) of its employees ("***Restricted Units***"). Each Restricted Unit represents the right to receive one Common Unit on the vesting date of the Restricted Unit. 281,234 of said Restricted Units have vested, and 84,178 remain outstanding and subject to vesting.

The Company has the following debt outstanding:

On October 16, 2017, the Company entered into a loan with Montage Capital II, L.P. ("***Montage Capital Loan***"). Pursuant to the terms of the loan, Montage Capital shall lend the Company up to $1,100,000 (the "***Advanced Limit***"), together with interest on the outstanding balance at the rate of 12.0% per annum with a maturity date of October 16, 2020.

The Montage Capital Loan was secured by all of borrower's personal property, now owned or hereafter acquired, including without limitation all accounts, chattel paper, deposit accounts, documents, equipment, general intangibles (including intellectual property, patents, copyrights, trademarks, and goodwill), goods, fixtures, instruments, inventory, financial assets, investment property, letter of credit rights, money, and all of borrower's books and records with respect to any of the foregoing, and the computers and equipment containing said books and records; and all products and proceeds thereof, as may be defined in this Agreement and the Uniform Commercial Code.

As of the date this Form C, the Company has borrowed $850,000 of the Advanced Limit of the Montage Capital Loan. On October 1, 2018 and continuing on the first day of each month thereafter, the Company shall make principal payments to Montage Capital of $25,000. The entire outstanding principal balance of the advances, all accrued and unpaid interest thereon, and all fees and other amounts outstanding shall be immediately due and payable on the October 16, 2020. Pursuant to the terms of the loan, in the event the Company fails to make timely payments, any amount not paid when due shall bear interest at a rate of 17%. As of the date of this Form C, the Company is in discussions with Montage to restructure the loan, including resetting the initial and subsequent payment dates.

Ownership
The majority of the Company is owned by DBPB Holdings, which is 100% owned and controlled by David and Patricia Butler, cofounders of ArtistWorks.

Below the beneficial owners of 20% percent or more of the managing entity's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
DBPB Holdings, Inc.	76.59%

Following the Offering, the Crowd Note Purchasers will own 0% of the Company if the Minimum Amount is raised and 0% if the Maximum Amount is raised. The percentage ownership of the Major Investors (as defined below) will be determined by their total investment amount in the Combined Offering.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$1,193,544	$-33,430	$800.00

Operations

We generate substantially all of our revenue from the Company's online consumer subscriptions. A small portion of our revenues come from revenue shares or royalties associated with distribution deals, and additional licensing fees from universities or independent study charter schools.

The Company expects to achieve profitability in the next 12 months and intends to focus on increasing sales and entering new markets.

The Company incurred total operating expenses of $729,826.47and $657,416.48 for the years ended December 31, 2017 and 2016, respectively. In 2016, the Company generated $1,562,373.11 in gross profit, resulting in a net income of $-412,992.88. In 2017, the Company generated $1,707,467.43 in gross profit, resulting in a net income of $-413,194.83.

General & Administrative
The Company expenses the cost of general & administrative expenses as incurred and aggregated $315,102.58 and $283,952.52 for the years ended December 31, 2017 and 2016, respectively.

Sales & Marketing
The Company expenses the cost of sales & marketing as incurred and aggregated $26,954.35 and $144,404.60 for the years ended December 31, 2017 and 2016, respectively.

The Company closed its first tranche of its seed round totaling $400,000 in October 2017. After extending the seed round, we received two additional investments totaling $160,000 in June 2018 and July 2018. We are seeking to raise an additional $1.04 million in a concurrent offering of Crowd Notes under Rule 506(c) of Regulation D. At the conclusion of both offerings, we believe we will have enough liquidity to execute our business plan through June 2020, at which point, the

Company intends to be profitable. In the meantime, we intend to build and promote our first product extension, a formalized online music instruction environment that could eventually be marketable to high schools thanks to our academic accreditation with WASC. Before we offer the Online Music Certificate Program we will market it to the public and our existing customers with the hopes of generating additional revenues to combine with our subscription fees to self-paced music instruction. Complying with state and national education standards requires significant research and ultimate compliance so that the offering can be available to all high schools especially the cyber schools with students in all 50 states. Historically, the biggest challenge for our existing consumer facing business has been marketing budget and talent.

For the Online Music Certificate Program, we intend to charge $250 for one 12-week course and offer 4 different skill levels for students to progress through. The Company's average revenue share of the Certificate Program fee is expected to be approximately 78-80% depending on the terms of the individual teacher. Because of this different revenue sharing agreement with teachers, we estimate that the Company's gross margins per unit sold will be higher for the Certificate Program fee compared to each subscription for the consumer facing, self-paced study format.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically in hiring the new personnel needed and increasing the marketing budget to promote both our consumer facing product and the more structured Certificate Music Program being offered to customers and the public. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds from this raise will not have a material effect on our liquidity. We currently have $109,462 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

Additionally, the Company is currently conducting a concurrent offering of Crowd Notes pursuant to the registration exemption provided by Rule 506(c) of Regulation D of the Securities Act of 1933, as amended. The Company is seeking to raise up to $1,040,000 in such offering.

The Company currently has an average burn rate of $35,000 per month.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information | Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 107,000 units of Crowd Notes for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount").

The Company must receive commitments from investors in an amount totaling the Minimum Amount by February 4, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.
The Offering is being made through MicroVentures Marketplace Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer will not owe a commission to the intermediary at the conclusion of the offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization
See 'CAPITALIZATION AND OWNERSHIP' above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Valuation Cap
$7,040,000.00

Conversion
If the Investor is not a Major Investor, upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Units upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

If the Investor is a Major Investor, the Company will convert the Crowd Note into Preferred Units immediately upon the closing of the Combined Offering. Upon conversion, Major Investors will receive a number of Preferred Units based on a price per share of $3.02866.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Units following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Unit in connection with such sale (or series of related sales).

"**Combined Offerings**" shall mean the Company's concurrent offerings under both Regulation CF and Regulation D in the same round.

Conversion Mechanics. For non-Major Investors, Company shall convert the Crowd Note into Conversion Units equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Units pursuant to the conversion of the Crowd Note shall be upon and subject to the same terms and conditions applicable to the unit sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive units of a Shadow Series with certain limited rights.

"**Conversion Units**" shall mean with respect to a conversion pursuant to Section 2, the Shadow Series of the Company's Preferred Units issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean interests of a series of the Company's Preferred Unit that is identical in all respects to the interests of Preferred Unit issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Units in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Unit), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price and the following additional differences:
   i.   Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the unitholders of the Company (except for on matters required by law) by Irrevocable Proxy;
   ii. Shadow Series unitholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"Major Investor" shall mean any Investor in a Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"Outstanding Principal" shall mean the total of the Purchase Price.

Corporate Transaction

In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the non-Major Investor shall receive the higher value received by either:

    i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

    ii. Obtaining the Corporate Transaction Payment.

b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note of non-Major Investors into Conversion Units pursuant to Conversion Mechanics described above.

"Corporate Transaction" shall mean:
i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital interests of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital interests of the Company or the surviving or acquiring entity),
iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting interests of the Company (or the surviving or acquiring entity), or
iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"Corporate Transaction Payment" shall mean an amount equal to two times (2.0X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

Termination

These Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under these Crowd Notes into Conversion Units; or (b) the payment of amounts due to the Investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control
The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into capital interests of the Company, the Intermediary will have the right to vote on behalf of the Purchaser if he or she is not a Major Investor.

The Company does not have any voting agreements in place.

The Company does not have any unitholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Securities Sold Pursuant to Regulation D
The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) of Regulation D under the Securities Act at the same time as this offering under Regulation Crowdfunding (together, the "Combined Offering"). The Company is seeking to raise up to $1,040,000 in the Reg D exempt offering and an aggregate total of $1,147,000 in the Combined Offering.

Other Classes of Securities of the Company
On October 12, 2017, the Company and its members entered into an LLC Agreement, which governs the covenants and conditions upon which issued and outstanding units of membership interest in the Company may vote, be transferred and or sold.

The Company's management is controlled by a board of managers, which is initially comprised of three (3) Managers, which number may be increased or decreased with the approval of the Board of Managers and a majority in interest of the preferred members. Currently, David Butler and Patricia Butler have been appointed to serve at the Company's Managers. The Board of Managers shall have full, exclusive and complete discretion to take all such actions as they deem necessary or appropriate to accomplish the purposes of the Company.

The following description summarized important terms of the existing securities of the Company and does not provide every detail that may be of interest to investors in this offering. A description of the rights of the Members may be found in the LLC Agreement, as well as Delaware General Corporation Law.

Voting Rights

Each Member shall be entitled to one vote per Unit on all matters upon which the Members have the right to vote under the LLC Agreement, except as otherwise provided by the LLC Agreement or as otherwise required by the Delaware General Corporation Law or applicable law.

Rights to Distributions

The Company currently has two classes of membership interests: Common Units and Preferred Units. Members of the Company are entitled to receive distributions, as may be declared from time to time by the Manager, provided that the Company shall retain sufficient working capital reserves as measured immediately after any proposed distribution. Such distributions shall be made in the following order of priority:

a) first, to the Preferred Members on a Preferred Unit by Preferred Unit basis equal to the respective Unpaid Preferred Unit Preferred Return Amount of such Preferred Unit (i.e. 6.0%, non-cumulative and non-compounding on the original issue price), pro rata in proportion to the number of Preferred Units held by each such Preferred Member;

b) second, to the Preferred Members pro rata in proportion to the number of Preferred Units held by each such Preferred Member until such Preferred Members have, on a cumulative basis, received an amount equal to such Preferred Unit's Unpaid Preferred Unit Original Issue Price Return Amount; and

c) thereafter, to the Common Members and the Preferred Members pro rata in proportion to the number of Common Units held by each (and assuming full conversion of all such Preferred Units at the Conversion Rate then in effect).

The Company has never declared or paid cash distributions on its Units issued and outstanding and currently does not anticipate any cash distributions after this Offering or in the foreseeable future.

Moreover, in addition to the distributions provided for above, the Company shall make guaranteed payments in the monthly aggregate amount of $15,000 to DBPB Holdings, Inc. in consideration for the provision of the services its two directors, David Butler and Patricia Butler, as the Managers of the Company.

Rights to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, the Members will be entitled to share in the in the net assets legally available for distribution to Members after the payment of all of the Company's debts and other liabilities, establishment of reserves and subject to the Company's LLC Agreement. Liquidation distributions shall be made in the same manner and order of priority described under "Rights to Distributions" above.

Rights and Preferences

Holders of the Company's Units have no preemptive or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Units. There are, however, certain conversion rights relating to the Company's Preferred Units that are more fully detailed in the

Company's LLC Agreement. Each Preferred unit shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such unit, into such number of fully paid and nonassessable common Units as is determined by dividing the original issue price of such Units by the Conversion Price for the Preferred Units. Per the LLC Agreement, the initial "Conversion Price" shall be the original issue price thereof.

Other Material Terms
The Company does not have the right to repurchase the Crowd Notes. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any Member Units issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Securities

Related Person/Entity	Eileen Appleby and Robert Moline
Relationship to the Company	Eileen Appleby ($50K investment) is David Butler's sister and Robert Moline ($60k investment) is Patricia Butler's father
Total amount of money involved	$110,000.00
Benefits or compensation received by related person	They invested in Preferred Units alongside all other investors with the same terms
Benefits or compensation received by Company	Purchase amount for the Preferred Units
Description of the transaction	Family members' investments in the Company

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

This Offering is the Company's first exempt offering of securities under Regulation Crowdfunding. The Company has not failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Patricia Butler
(Signature)

Patricia Butler
(Name)

Manager, CEO, Treasurer & Secretary
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Patricia Butler
(Signature)

Patricia Butler
(Name)

Manager, CEO, Treasurer & Secretary
(Title)

December 14, 2018
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/David Butler
_____
(Signature)

David Butler
_____
(Name)

Chairman and Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/David Butler
_____
(Signature)

David Butler
_____
(Name)

Chairman and Manager
_____
(Title)

December 14, 2018
_____
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript
Exhibt G   Webinar Transcript

EXHIBIT A
Financial Statements

ArtistWorks, Inc.
Balance Sheet
As of December 31, 2016
(unaudited)

ASSETS

Current Assets	
Checking/Savings	385,616.18
Accounts Receivable	16,307.82
Other Current Assets	
Prepaid Expenses	37,894.27
Misc. Accounts Receivable	12.76
Subscriptions Receivable	90.00
Deferred Artists' Share of Revenue	586,016.43
Undeposited Funds	22,395.38
Total Other Current Assets	646,408.84
Total Current Assets	1,048,332.84
Fixed Assets	
Intangible Assets	
Platform Development Costs	3,283,542.22
Acc. Amortization – Dev. Costs	(1,826,429.29)
Patents	97,184.05
Total Intangible Assets	1,554,296.98
Furniture & Equipment	
Computer Equipment	117,935.07
Furniture	31,286.91
Hardware	47,286.71
Leasehold Improvements	53,346.61
Studio Equipment	43,659.42
Accumulated Depreciation	(248,263.42)
Total Fixed Assets	45,251.30
Other Assets	
Security Deposit	35,330.30
Organization Costs	2,357.00
Trademarks	2,030.00
Total Other Assets	39,717.30
TOTAL ASSETS	**2,687,598.42**

ArtistWorks, Inc.
Balance Sheet
As of December 31, 2016
(unaudited)

LIABILITIES & EQUITY

    Liabilities

Current Liabilities	
Accounts Payable	
Accounts Payable	228,881.13
Total Accounts Payable	228,881.13
Credit Cards	
Bank of America; VISA 8682	9,489.32
MasterCard	13,865.88
Total Credit Cards	23,355.20
Other Current Liabilities	
Accrued Payroll	38,946.71
Misc. Current Liabilities	178,812.99
Deferred Subscriptions	1,092,375.83
Total Other Current Liabilities	1,310,135.53
Total Current Liabilities	1,562,371.86
Long Term Liabilities	
Loan from Shareholder	1,418,687.35
Line of Credit	3,612,244.79
Line of Credit – Bridge Bank	365,000.00
Total Long Term Liabilities	5,395,932.14
Total Liabilities	6,958,304.00
Equity	
Additional Paid in Capital	300,200.00
Capital Stock	1,800.00
Retained Earnings	(4,159,712.70)
	–
Net Income	(412,992.88)
	–
Total Equity	(4,270,705.58)
TOTAL LIABILITIES & EQUITY	**2,687,598.42**

ArtistWorks, Inc.
Profit & Loss Statement
January to December 2016
(unaudited)

INCOME

Total Subscriptions	2,949,820.93
3rd Party Revenue	
B2E	671.09
Recorded Books - Video only	64,630.20
Lynda.com	47,500.00
Total 3rd Party Revenue	112,801.29
Miscellaneous Income	11,400.02
Total Income	3,074,022.24

Cost of Goods Sold

Affiliate Sales Expense	18,073.41
CC Processing Fees	122,046.76
Artists' Share of Subscriptions	1,356,917.62
Artists' Share of 3rd Party Rev	14,611.38
Total COGS	1,511,649.16

Gross Profit	1,562,373.11
	50.8%

Expense

Shared Expenses	
Advertising	482,427.93
Bank Fee	2,428.00
Misc. Contractors	13,467.50
Domain Registration	1,473.18
Graphic Designer	24,104.00
Meals	795.17
Sales Conversion Consultant	20,154.60
Server	111,651.56
Shipping	982.90
Software	1,434.94
Studio	397.50
Studio Equipment Expenses	707.32
Trades Shows, Conferences	19,164.90
Transcriber	1,800.00
Travel	8,431.17
Website Expenses	149.00
Artists' Portion of Shared Exp.	(369,465.48)
Total Shared Expenses	320,104.19

ArtistWorks, Inc.
Profit & Loss Statement
January to December 2016
(unaudited)

Pre-Launch Expenses	
Advertising	18,195.94
Contractors	7,585.50
Graphic Designer	
Meals	5,906.13
Photography	1,620.51
Shipping	403.62
Studio Equipment Expenses	10,985.50
Travel	9,730.26
Pre-launch Expenses - Other	(54,427.46)
Total Pre-Launch Expenses	-
Unshared Post Launch Expenses	
Advertising	32,101.00
Gifts	212.95
Legal	3,324.50
Meals	267.00
Postage & Delivery	48.37
Shipping	5.05
Studio Equipment Expenses	935.47
Travel	2,600.73
Total Unshared Post Launch Expenses	39,495.07
Marketing Expenses	
Business Development	65,252.58
Contractor	62,883.00
Graphics	745.00
Travel	15,524.02
Total Marketing Expenses	144,404.60
General & Admin Expenses	
Bank Service Charges	6,113.60
Bookkeeping Expense	95,000.00
Computer Supplies	2,089.20
Facilities Expenses	
Janitorial Expenses	6,910.00
Alarm	420.00
Utilities	2,800.90
Telephone Expense	9,356.11
Facilities Repair & Maint.	162.50
Rent Expense	83,820.00
Total Facilities Expenses	103,469.51
Gifts	12,469.97
Insurance Expense	2,875.51
Meals and Entertainment	9,273.76
Office Supplies & Expense	7,240.32
Postage and Delivery	866.65
Professional Fees	
Accountant	2,573.75
Attorney	21,191.00
Recruiting	3,906.73
Total Professional Fees	27,671.48

ArtistWorks, Inc.
Profit & Loss Statement
January to December 2016
(unaudited)

Taxes, Licenses & Fees	6,706.98
Travel Expense	
Gas/Mileage/Parking	145.05
Airline	3,675.89
Lodging	3,402.96
Car Rental	3,661.85
Meals	898.79
Total Travel Expense	10,175.54
Total General & Admin Expenses	283,952.52
Operating Expenses	
Contractor	
Marketing	31,189.23
Other Contractors	18,318.20
Total Contractor	49,507.43
Donation	500.00
Payroll Expenses	
Health Insurance	15,884.49
Wages	893,057.59
Allocated to IP	(381,982.91)
Payroll Taxes	70,964.54
Allocated to IP	(24,391.43)
Worker's Compensation	5,488.48
Payroll Processing Fees	2,737.72
Total Payroll Expenses	581,758.48
Studio Expenses	
Studio Production	-
Studio Supplies	5,804.03
Total Studio Expenses	5,804.03
Technology Development	
Conferences	288.00
Server/Hosting	8,380.65
Software	10,563.89
Test Transactions	614.00
Total Technology Development	19,846.54
Total Operating Expenses	657,416.48
Total Expense	1,445,378.95
Net Ordinary Income	116,994.16
Other Income/Expense	
Other Expense	
Amortization Expense	441,452.72
Depreciation Expense	13,673.60
Interest Expense	74,866.81
Total Other Expense	529,993.13
Net Income	**(412,992.88)**

ArtistWorks
Statement of Cash Flows January thru
December 2016
(unaudited)

OPERATING ACTIVITIES

Net Income	(412,992.98)
Adjustments to reconcile Net Income	
Accounts Receivable	(7,432.82)
Prepaid Expenses	(17,730.20)
Misc. Accounts Receivable	777.44
Subscriptions Receivable	849.90
Accounts Payable	92,995.70
Credit Cards	(5,724.04)
Net Deferred Subscriptions	181,160.00
Accrued Expense	33,933.20
Net cash provided by Operating Activities	(134,163.80)

INVESTING ACTIVITIES

Intangible Assets:Platform Development Costs	(766,251.97)
Intangible Assets:Acc. Amortization - Dev. Costs	441,452.72
Intangible Assets:Patents	(35,793.55)
Furniture & Equipment:Computer Equipment	4,606.56
Furniture & Equipment:Hardware	13,898.17
Furniture & Equipment:Accumulated Depreciation	(11,230.16)
Organization Costs	265.00
Trademarks	228.00
Net cash provided by Investing Activities	(352,825.23)

FINANCING ACTIVITIES

Loan from Shareholder	51,000.00
Line of Credit	543,973.46
Net cash provided by Financing Activities	594,973.46
Net cash increase for period	107,984.43
Cash at beginning of period	277,630.55
Cash at end of period	385,614.98

ArtistWorks, Inc.
Balance Sheet
As of December 31, 2017
(unaudited)

ASSETS

Current Assets	
Checking/Savings	888,504.83
Accounts Receivable	16,205.00
Other Current Assets	–
Prepaid Expenses	25,232.01
Misc. Accounts Receivable	145.00
Subscriptions Receivable	–
Deferred Artists' Share of Revenue	619,197.28
Undeposited Funds	14,883.99
Total Other Current Assets	659,458.28
Total Current Assets	1,564,168.11
Fixed Assets	
Intangible Assets	
Platform Development Costs	3,722,249.85
Acc. Amortization – Dev. Costs	(2,329,769.15)
Entity Creation	46,909.91
Patents	100,247.00
Total Intangible Assets	1,539,637.61
Furniture & Equipment	
Computer Equipment	116,454.31
Furniture	28,701.41
Hardware	36,789.15
Leasehold Improvements	50,825.09
Studio Equipment	35,955.92
Accumulated Depreciation	(233,678.07)
Total Fixed Assets	35,047.81
Other Assets	
Security Deposit	35,330.30
Organization Costs	1,827.00
Trademarks	1,988.00
Total Other Assets	39,145.30
TOTAL ASSETS	**3,177,998.83**

ArtistWorks, Inc.
Balance Sheet
As of December 31, 2017
(unaudited)

LIABILITIES & EQUITY

Liabilities

Current Liabilities

Accounts Payable

Accounts Payable	161,704.17
Total Accounts Payable	161,704.17
Credit Cards	
Bank of America; VISA 8682	36,373.95
MasterCard	11,678.41
Total Credit Cards	48,052.36
Other Current Liabilities	
Accrued Payroll	37,547.69
Misc. Current Liabilities	182,090.35
Deferred Subscriptions	1,195,202.08
Total Other Current Liabilities	1,414,840.12
Total Current Liabilities	1,624,596.65
Long Term Liabilities	
Montage Loan	850,000.00
Total Long Term Liabilities	850,000.00
Total Liabilities	2,474,596.65
Equity	
Additional Paid in Capital	300,200.00
Shareholder Loan Converted to Capital	1,418,687.35
Line of Credit Converted to Equity	3,672,101.24
Member's Capital	400,000.00
Distributions	(102,500.00)
Capital Stock	1,800.00
Retained Earnings	(4,573,691.58)
	–
Net Income	(413,194.83)
	–
Total Equity	**703,402.18**
TOTAL LIABILITIES & EQUITY	**3,177,998.83**

ArtistWorks, Inc.
Profit & Loss Statement
January to December 2017
(unaudited)

Income

Total Subscriptions	3,139,952.13
B2E	21,154.17
Recorded Books - Video only	102,331.36
Lynda.com	34,957.68
Total 3rd Party Revenue	158,443.21
Miscellaneous Income	1,866.85
Total Income	3,300,262.19

Cost of Goods Sold

Affiliate Sales Expense	21,483.87
CC Processing Fees	129,179.34
Artists' Share of Subscriptions	1,422,398.31
Artists' Share of 3rd Party Rev	19,733.24
Total COGS	1,592,794.76

Gross Profit	1,707,467.43
	51.7%

Expense

Shared Expenses

Advertising	443,592.34
Bank Fee	1,619.00
Misc. Contractors	10,041.28
Marketing Contractors	29,022.61
Domain Registration	2,564.25
Graphic Designer	11,797.14
Meals	1,747.08
Photography	690.00
Sales Conversion Consultant	48,000.00
Server	99,153.26
Shipping	1,179.83
Software	65,098.95
Studio Equipment Expenses	53.92
Trades Shows, Conferences	11,764.23
Transcriber	912.50
Travel	5,649.63
Artists' Portion of Shared Exp.	(415,182.91)
Total Shared Expenses	317,703.11

Pre-Launch Expenses

Advertising	1,387.59
Contractors	7,144.92
Graphic Designer	27.86
Meals	1,990.94
Photography	600.00
Travel	2,293.60
Pre-launch Expenses - Other	(13,444.91)
Total Pre-Launch Expenses	-

ArtistWorks, Inc.
Profit & Loss Statement
January to December 2017
(unaudited)

Unshared Post Launch Expenses	
Advertising	110,223.84
Gifts	300.00
Total Unshared Post Launch Expenses	110,523.84
Marketing Expenses	
Business Development	6,317.27
Graphics	1,156.74
Travel	19,480.34
Total Marketing Expenses	26,954.35
General & Admin Expenses	
Bank Service Charges	37,413.99
Bookkeeping Expense	98,425.00
Computer Supplies	1,182.44
Dues and Subscriptions	400.00
Facilities Expenses	
Janitorial Expenses	6,787.50
Alarm	420.00
Utilities	2,358.35
Telephone Expense	10,895.89
Facilities Repair & Maint.	-
Rent Expense	90,620.00
Total Facilities Expenses	111,081.74
Gifts	5,942.99
Insurance Expense	5,648.98
Meals and Entertainment	6,819.81
Office Supplies & Expense	3,181.80
Postage and Delivery	389.94
Professional Fees	
Accountant	2,380.00
Attorney	14,205.00
Consulting	8,665.25
Recruiting	1,399.37
Total Professional Fees	26,649.62
Taxes, Licenses & Fees	11,619.97
Travel Expense	
Gas/Mileage/Parking	-
Airline	2,145.56
Lodging	2,057.16
Car Rental	1,751.07
Meals	392.51
Total Travel Expense	6,346.30
Total General & Admin Expenses	315,102.58
Operating Expenses	
Contractor	
Marketing	-
Other Contractors/Drupal Consults	19,704.20
Total Contractor	19,704.20

Donation	100.00
Payroll Expenses	
Health Insurance	18,628.07
Wages	956,195.79
Allocated to IP	(336,374.97)
Payroll Taxes	70,155.18
Allocated to IP	(29,284.29)
Worker's Compensation	5,056.95
Payroll Processing Fees	3,320.74
Total Payroll Expenses	687,697.47
Studio Expenses	
Studio Production	-
Studio Supplies	1,687.75
Total Studio Expenses	1,687.75
Technology Development	
Conferences	-
Server/Hosting	4,865.36
Software	15,602.69
Test Transactions	169.00
Total Technology Development	20,637.05
Total Operating Expenses	729,826.47
Total Expense	1,500,110.35
Net Ordinary Income	207,357.08
Other Income/Expense	
Other Income	
Interest Income	184.47
Total Other Income	184.47
Other Expense	
Amortization Expense	503,339.86
Depreciation Expense	13,968.48
Interest Expense	103,428.04
Total Other Expense	620,736.38
Net Income	**(413,194.83)**

ArtistWorks
Statement of Cash Flows January thru December 2017
(unaudited)

OPERATING ACTIVITIES

Net Income	(413,194.83)
Adjustments to reconcile Net Income	
Accounts Receivable	102.82
Prepaid Expenses	6,486.08
Misc. Accounts Receivable	(132.24)
Deferred Artists Share;Revenue	(620,136.77)
Subscriptions Receivable	90.00
Accounts Payable	(49,881.64)
Credit Cards	24,697.16
Deferred Subscriptions	1,225,887.22
Accrued Expense	1,878.34
Net cash provided by Operating Activities	173,917.80

INVESTING ACTIVITIES

Intangible Assets:Platform Development Costs	(438,707.63)
Intangible Assets:Acc. Amortization - Dev. Costs	503,339.86
Intangible Assets:Entity Creation	(46,909.91)
Intangible Assets:Patents	(3,062.95)
Furniture & Equipment:Computer Equipment	1,480.76
Furniture & Equipment:Furniture	2,585.50
Furniture & Equipment:Hardware	10,497.56
Furniture & Equipment:Leasehold Improvements	2,521.52
Furniture & Equipment:Studio Equipment	7,703.50
Furniture & Equipment:Accumulated Depreciation	(14,585.35)
Trademarks	(414.00)
Net cash provided by Investing Activities	24,448.86

FINANCING ACTIVITIES

Montage Loan	850,000.00
Loan from Shareholder	(1,418,687.35)
Line of Credit	(3,977,244.79)
Member's Capital	400,000.00
Additional Paid in Capital:LOC Converted to Equity	3,672,101.24
Additional Paid in Capital:SHLDR Loan Converted to Equ	1,418,687.35
Distributions	(102,500.00)
Retained Earnings	(506,359.40)
Deferred Net Income	(53,870.89)

ArtistWorks
Statement of Cash Flows January thru
December 2017
(unaudited)

Net cash provided by Financing Activities	282,126.16
Net cash increase for period	480,492.82
Cash at beginning of period	408,011.56
Cash at end of period	888,504.38

EXHIBIT B
Company Summary



Company: ArtistWorks

Market: Music education

Product: Patented interactive online music learning platform

Company Highlights

- Generated $3.3 million in revenue in 2017, up 7.3% year-over-year
- More than 87,000 learners have taken at least one of self-paced learning class
- Programs at UCLA Extension and Carnegie Mellon University have used the platform and the company has a licensing agreement with Lynda.com (owned by LinkedIn) to distribute its content
- Academic accreditation from the Western Association of Schools and Colleges

PERKS

You are investing in Crowd Notes in this Offering. Perks are meant to be a thank you from the company for investing. The perks below are NOT inclusive of lower dollar amount perks.

$1,000: One three-month subscription (access to one course) on ArtistWorks' platform

$2,500: One six-month subscription (one course)

$5,000: One 12-month subscription (one course)

$10,000: Two 12-month subscriptions (one course each)

$25,000: Five 12-month subscriptions (one course each)

COMPANY SUMMARY

Opportunity



Roughly 50% of Americans between the age of 18 and 29 played music in 2018,[i] with over 100,000 music educators and 60 million active music makers in the U.S.[ii] However, not everybody who wishes to learn a musical instrument has been able to access lessons and the time commitment needed for conventional lessons, and a lack of confidence in their skills has prevented many people enrolling in classes.[iii]

Founded in 2008, ArtistWorks is an online learning platform for everyone from first-time beginners to aspiring musicians. Since its inception, ArtistWorks has taught over 87,000 players in 85 different countries through its platform.

ArtistWorks aims to disrupt the online music education industry by offering a patented Video Exchange Learning style, which enables students to interact directly with music professionals at their own pace. In the last year, the company has also rolled out several new features including accredited music certificate programs and licensing partnerships with large companies and Universities. ArtistWorks introduced a Certificate Program in October 2018 and plans to eventually offer it to online high schools and public high schools. The company is also planning to launch an accredited High School Music Certificate Program in 2019 that will include the equivalent of several semesters of learning material for students.

Product

ArtistWorks Video Exchange Learning®

ArtistWorks' patented Video Exchange Learning is an interactive online music learning platform that gives students access to a library of recorded music lessons and a video exchange platform where they can interact directly with their course instructors. The Video Exchange library offers over 900 hours of recorded instructional videos from course instructors. These videos can be accessed at any time and on any device by students. While learning, students can pause, play in slow motion, and loop the videos to practice at their own pace. There are several different levels of video instruction, ranging from fundamentals to advanced. Video Exchange Learning is available for 35 self-paced courses that include a variety of instruments such as the electric guitar, classical piano, and bluegrass mandolin.



ArtistWorks.com
TEACH THE WORLD MUSIC
Beginner Mandolin (63)
Search...
Introduction to Beginner Mandolin
About the Mandolin
Sitting Position
Sitting Vs. Standing
Mandolin
with Mike Marshall
HOME
LESSONS
VIDEO EXCHANGES
Beginner Mandolin
Intermediate Mandolin
Gear & Setup
30 Day Challenge



ArtistWorks.com
TEACH THE WORLD MUSIC
Welcome, PatriciaB!
Jazz Sax
with Eric Marienthal
Help
HOME
LESSONS
VIDEO EXCHANGES
STUDY MATERIALS
SUBMIT A VIDEO
FORUMS
Search
Shoutbox
Jazz Sax
Everyone
Featured Lessons
Example Video Exchanges®
Improvisation
Basic Blues - Alto Saxophone
Introduction
Your teacher has highlighted this lesson for you! The video covers a topic that is important to making progress in your learning - next step is mastery!
See all Lessons & Video Exchanges
All Shouts
Messaging (beta)
Newsfeed
Filter options
Lick Of The Week #43



Paul Gilbert

Rock Guitar

Rock guitarist breaks down his indestructible playing techniques in an approachable way.



Tony Trischka

Banjo

Takes you step-by-step through 5-string banjo fundamentals to advanced techniques.



Mike Marshall

Bluegrass Mandolin

Teaches bluegrass mandolin lessons & many other genres reflecting his celebrated music career.

One key feature of the Video Exchange Learning platform is the ability to interact with music instructors around the world to gain valuable feedback. Course instructors are all music professionals and include multiple Grammy-winning artists. Students can record themselves playing their instrument and send the video to their course instructor at any time. Within a few days, students will receive a personal video response from their instructor. All video submissions and instructor responses are paired together and added to the Video Exchange Library, where other students on the platform can watch and learn from the interaction. Currently, the Video Exchange library contains more than 60,000 videos of instructors interacting with students.


ArtistWorks.com
TEACH THE WORLD MUSIC
Welcome, PatriciaB!
Video Exchange Archive for this school
Sorted by Most Recent
SHANIA TWAIN - Eric's Res...
Exercise 39 first try - Eric's R...
LOTM - 'There's The Rub' - ...
Quiet Nights 3 - Eric's Respo...
EOW #17: Articulation exer...
Exercise #3 - Eric's Response
Autumn Leaves- Eric's Reso...
Lick of the Moment - "Swing...
Quiet Nights 2 - Video - Eric...
Exercise of the Week #39 - ...
the way you look tonight - E...
Ex2 Day02+ex01 Day 01 - E...
Harmonic minor - Eric's Res...
The muted tonging and the l...
LOTW #43 - 'Gumbo Street'...
"All The Things You Are" Sta...
How to start? - Eric's Respo...
ex 2 sax Bb - Eric's Response
Round 2 Major Scales - Eric'...
LOTW #29 MELLOW GRO...
Warmup, ex 39, lick 40 - Eri...
Quiet Nights - Eric's Response
EOTW #42 (2018.09.21) - E...
Sunny 5 - Kinda Shady! - Eri...
Exercise of the Week #39 - ...
TallDave intro and embouch...
Invitation - Eric's Response
George Abruzzese - Lesson ...
CRAZY, BUT......(2018.09.09...
ex 12 + lick 15, v2 - Eric's Re...
EOW #27 (2) - Eric's Respon...
All the Things You Are - Eric'...
Eidsvoll Big Band "In the Air ...
placement video - Eric's Res...
(no title)
Introduction - Eric's Response
Autumn Leaves
Memorising melody and
chords Part A

ArtistWorks Music Certificate Program



Certificate Program
Blues Guitar

Taught by blues master Keith Wyatt. Choose from 4 skill levels; learn blues riffs, phrasing & pivotal patterns.

Launched in October 2018, the Music Certificate Program is a comprehensive online music program for students of all levels. The programs are offered in step-by-step music lessons over the course of 12 weeks. In addition to learning how to play an instrument, students will be taught music theory, improvisation, ear training, and skills to help decrease anxiety during on-stage performances. Students will learn through watching instructor videos, gaining access to weekly study materials, and practicing the material they've learned. The total study time is expected to be around an hour and a half each week. During weeks 4, 8, and 12 of the course, students take an online quiz and must submit videos of themselves playing for an evaluation and final grade from a course instructor.

Upon successful completion, ArtistWorks sends students a certificate of completion and a badge on Credly.com, allowing students to share their music accreditations online. Certificate programs are offered in four different skill levels from beginner to advanced. The first 100 students to successfully complete a level of the Certificate Program will receive a personally signed certificate from the instructor.

Academic Accreditation



ArtistWorks has been granted academic accreditation from the Western Association of Schools and Colleges (WASC), one of six regional accrediting bodies recognized by the U.S. Department of Education. This qualifies ArtistWorks to be a supplemental education provider of online music instruction to students in grades 9-12 in the U.S. ArtistWorks plans to meet the national and state requirements necessary to enable students to gain school credit for completing the program.

Licensing

ArtistWorks also offers several of its courses through licensing agreements with Lynda.com (owned by LinkedIn) and Recorded Books (RB Digital). The company's licensing agreement with Lynda.com provides LinkedIn Learning's 17 million members[iv] with access to seven of ArtistWork's courses. ArtistWorks also has a deal with Alfred Publishing to license some of its musical publications.

In additional to individual students, customers of ArtistWorks include University programs at Carnegie Mellon, UCLA Extension, Central Queensland University (Australia), and Sapir College (Israel), as well as five independent charter schools.

      

Use of Proceeds and Product Roadmap

ArtistWorks plans to use a portion of the proceeds from this raise to build and promote their existing online music lessons by adding features such as video tagging, practice calendars, and a freemium based subscription. The company also anticipates using a portion of the proceeds to build out their Certificate Program and Accredited High School Certificate Program. The remaining funds will go towards marketing expenses, employee expenses, and wages. The Company may alter the use of proceeds and reallocate funds based on realized expenses within the categories given. General economic conditions may also alter the trajectory of the company's planned product roadmap, which may also affect the use of proceeds.



School of Music

ArtistWorks introduced its Music Certificate Program in October 2018 for the Blues Guitar. The company plans to roll out additional programs in the coming months for more instruments (ukulele, bluegrass guitar, violin, jazz saxophone, and mandolin). ArtistWorks is also planning to launch an accredited High School Music Certificate Program in 2019 that will include four to eight different levels of music learning. Each level will be the equivalent of two semesters of learning material for students. ArtistWorks anticipates meeting all state and national education requirements to enable students to receive school credit for completing the program.



Upon the successful introduction of the Certificate Program and High School Certificate Program, ArtistWorks is planning on grouping each segment of its business together under one new name – the ArtistWorks School of Music. One of the primary goals of the School of Music will be to offer a more structured learning experience for all of ArtistWorks students.

Business Model

ArtistWorks utilizes three different pricing models for its services:

- **Monthly subscription:** The ArtistWorks Video Exchange program is a monthly subscription (paid for upfront) that gives users access to all instructional videos and levels in a course. Prices for monthly subscriptions are as follows:
    - 3-months: $105 ($35 per month)
    - 6-months: $179 ($30 per month)
    - 12-months: $279 ($23.25 per month)

- **Certificate courses:** ArtistWorks charges $250 for Certificate Programs. The company also intends to charge $250 per student for its accredited High School Learning Certificate programs expected to launch next year.

- **Licensing fees:** ArtistWorks receives licensing fees from schools for providing their students with access to ArtistWork's online courses. Pricing is per semester and varies based on the number of students in each course. The company also receives a revenue share from LinkedIn and Recorded Books (RB Digital) for distributing their content.

USER TRACTION

Since inception, more than 87,000 learners have taken at least one of ArtistWorks' self-paced learning classes. ArtistWorks Video Exchange Learning platform has more than 12,000 active subscriptions from learners across 85 countries. Between 2010 and 2017, the average number of active subscriptions per month has grown from 1,736 to 12,573. The company had a slight drop in average monthly subscriptions in 2014 after it increased prices. As of July 2018, active subscriptions totaled 12,146, down slightly from a seasonal high of 12,923 in December 2017. This is due to the expiration of holiday discounted sales in November and December. The ArtistWorks Video Exchange Learning platform has also accumulated more than 61,000 video recordings.



Year to date through August 2018, ArtistWorks has generated $2.21 million in revenue, up 1.80% from the same period last year. In 2017, the company generated $3.3 million in revenue, a 7.3% year-over-year increase. In 2017, subscription payments represented 95% of the company's revenue, with third-party income (i.e. payments from licensing agreements) accounting for most of the rest. In 2016, ArtistWorks generated $3.075 million in revenue, a 17% year-over-year increase. Subscription revenue represented 96% of the revenue, with third-party income largely responsible for the remaining 4%.



Year to date through August 2018, ArtistWorks has incurred $2.49 million in total expenses, primarily from cost of goods sold (COGS), which totaled $1.07 million, and payroll expenses that totaled $308,000. The majority of COGS are payments made to musicians for their share of the subscription fees. In 2017, the company incurred $3.8 million in total expenses, a 9% year-over-year increase. The largest expense items in 2017 were COGS ($1.69 million, or 44% of total expenses) and payroll expenses at ($682,000 or 18%). In 2016, ArtistWorks incurred $3.5 million in total expenses. The largest expense items in 2016 were COGS ($1.5 million) and payroll expenses ($582,000).



Year to date through August 2018, ArtistWorks has incurred a net loss of $282,000. In 2017, ArtistWorks incurred a net loss of $505,000, a 22% year-over-year decrease. In 2016, ArtistWorks incurred a net loss of $413,000. As of September 2018, the company had $111,900 in cash assets.



INDUSTRY AND MARKET ANALYSIS

The global eLearning market was valued at more than $165 billion as of 2015 and is projected to grow at a compound annual growth rate (CAGR) of 5% through 2023 to reach a market value of more than $240 billion. In the U.S, the eLearning market was valued at over $27 billion as of 2016.[v] Several factors have contributed to the growth in the eLearning market, such as new available technologies, more appealing interfaces, and media-driven learning experiences. One notable component driving the growth in eLearning is social learning (a.k.a collaborative learning). For example, as younger millennials enter the workforce, social learning is expected to continue to grow in adoption across recruiting, training, and developing talent. Businesses have begun to increasingly adapt social learning methods as research has shown the connection between social learning and direct improvements on performance.[vi]



In 2016, the self-paced eLearning market generated $46.6 billion, versus $46.9 billion a year prior. The North American region accounted for roughly 50% of the overall self-paced eLearning market.[vii]



2016 WORLDWIDE REVENUE FOR SELF-PACED ELEARNING PRODUCTS AND SERVICES BY REGION (IN US$ MILLIONS)
EASTERN EUROPE
$ 1,024.8
WESTERN EUROPE
$ 7,978.6
ASIA
$ 10,936.5
NORTH AMERICA
$ 23,337.4
MIDDLE EAST
$ 683.7
LATIN AMERICA
$ 2,106.0
AFRICA
$ 607.7
TOTAL
$ 46,674.7
Source: Elearning market trends and forecast 2017-2021," Docebo, 2016

One segment of the eLearning market is music education. The benefits of learning an instrument are well documented, especially for children. Research has shown that teaching children how to play an instrument can lead to increased neural processing, higher attendance at school, and an increased graduation rate.[viii] According to Statista, roughly half of Americans between the ages of 18-29 play an instrument. [ix] However, the older people get, the less likely they are to play an instrument,[x] even though many would like to. Reasons why people don't learn an instrument include: not enough time, a lack of confidence in their skills, and being unaware of new music learning opportunities. [xi] Fortunately, new alternative learning methods (online, local classes, etc.) are emerging, enabling people to learn how to play an instrument from the comfort of their home, at their own pace.



% of People who Play an Instrument by Age Range
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
49.64%
43.35%
28.35%
18-29
30-49
50-64

Data Source: Statista

TrueFire: Founded in 1991, TrueFire is an online music learning platform specializing in guitar lessons. TrueFire offers video courses, private lessons, and "Jam Tracks," where students can play along to multi-track videos at their own pace. The courses offered differ based on skill level and guitar style; some example styles include Blues, Classical, Funk, and Hard Rock/Metal. Video courses are purchased individually and come with numerous lessons. There are more than 33,000 interactive video lessons on the TrueFire platform. [xii] The company also offers standalone and ongoing private lessons for students via video. Students can record themselves playing their instrument and submit it to their instructor for private feedback.

Udemy: Founded in 2010, Udemy is a global online marketplace for learning and instruction. Udemy offers more than 80,000 online courses[xiii] in a variety of subjects such as marketing, photography, business, and music. Anyone is able to sign-up to become an instructor or student. Under the music category, Udemy students can choose from courses on music fundamentals, techniques, production, and how to play instruments. There are a variety of instrument courses from which to choose, including guitar, piano, violin, drums, and ukulele. The courses can be composed of video lessons, audio recordings, and articles. Pricing is based on individual courses, with students paying a one-time fee for each course purchased.

Peghead Nation: Founded in 2014, Peghead Nation is an online learning platform offering music instruction, gear, and news for guitar, mandolin, banjo, fiddle, bass, and ukulele players.[xiv] The company offers video instructions created by musicians to music students of all levels. In addition to offering courses for all levels of music students, Peghead Nation also offers different courses for each instrument to learn different styles of playing. Course material includes instructional videos, tutorials, chord and lyric sheets, and tuning advice. Access to Peghead Nation courses cost $20 per month (or $200 a year) for a student's first course, and then $10 per month (or $100 per year) for each additional course. Students can also pay $100 per month to access all of Peghead Nation's courses.[xv]

Sonic Junction: Founded in 2011, Sonic Junction is an online provider of video music lessons for guitar, harp, and piano. Lessons are taught by professional musicians and posted to the Sonic Junction platform, where students can watch the instructional videos. Underneath each lesson is a messaging board for students to post comments and videos of themselves playing to receive feedback from the course instructor. Sonic Junction offers lessons for all skill levels and students who sign-up to the platform gain access to all lessons and artists. Video lessons cost $199 per year with an annual membership, or $20 per month with a monthly membership.[xvi] In addition to offering video instructional courses, students can also sign-up up for private Skype lessons with instructors for around $100 per hour.[xvii]

JamPlay: Founded in 2007, JamPlay is an online provider of guitar lessons. Lessons are taught by professional musicians on instructional videos uploaded to the JamPlay platform. The lessons differ by skill level, style of music, song type, and teacher. There are over 6,000 lessons uploaded to the JamPlay platform.[xviii] If students have questions while taking one of JamPlay's lessons, they can access the JamPlay Live Q&A chat. The live Q&A chat is open for 8 hours a day and hosted by professional musicians that can respond to student questions in real time. In addition to instructional video lessons, students can also participate in weekly live guitar workshops hosted by professional musicians. The live lessons enable viewers to interact with the video instructor and play along during the session. A membership at JamPlay gives users access to all lessons on the JamPlay platform, live Q&A, and live guitar workshops. Membership on the JamPlay platform costs $159.95 per year.[xix]



David Butler, Chairman and Co-Founder: David co-founded ArtistWorks in 2008 and has been serving as Chairman ever since. Prior to co-founding ArtistWorks, he worked for 11 years at AOL in strategy and software. While at AOL, David led a small team of programmers in the development of the user interface for the first version of AOL. David was later promoted to VP of Strategy and Technology in the Technology Division at AOL where he continued to oversee the development of all subsequent versions of AOL, through AOL 6.0. He holds a bachelor's degree in Computer Science from the University of Maryland College Park.



Patricia Butler, CEO and Co-Founder: Patricia co-founded ArtistWorks in 2008 and originally served as President until 2014, when she became CEO. Prior to co-founding ArtistWorks, she worked as a Harvest Consultant at Rubicon Winery (now known as Inglenook and owned by Frances Ford Coppola). Before Rubicon Winery, Patricia served as Assistant Vice President of Private Clients at Merrill Lynch, where she worked for more than eight years. At Merrill Lynch, she was responsible for managing and selecting investments for private clients and retirement funds for companies. Patricia holds a bachelor's degree in Finance, Economics, and Music from Pennsylvania State University.



John Graves, Vice President of ArtistWorks: John joined ArtistWorks in 2008 as a cameraman and audio engineer. As ArtistWorks Vice President, John is responsible for business development, artist recruitment, and overseeing project management and production. In addition to working at ArtistWorks, he is also a professional musician. John holds a Bachelor of Applied Science in Digital Arts: Sounds and Video from Ex'pression College for Digital Arts.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $107,000
Valuation Cap: $7.04 million
Conversion Provisions: In connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred units (Conversion Units) at a price based on a $7.04 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Napa Valley Register: ArtistWorks of Napa expands with $1m financing
The Music & Sound Retailer: Should Music Students Learn to Play Online
Los Angeles Times: ArtistWorks' online lessons resonate with musicians and students
Press Democrat: Napa company offers customized music classes online

[i] https://www.statista.com/statistics/352204/number-of-people-play-musical-instrument-usa/

[ii] https://www.makemusic.com/about/

[iii] http://www.baltimoresun.com/news/opinion/oped/bs-ed-op-0521-music-lessons-20180518-story.html

[iv] https://www.linkedin.com/pulse/linkedin-learning-bold-success-more-growth-come-josh-bersin/

[v] "Elearning market trends and forecast 2017-2021," Docebo, 2016

[vi] https://eclass.teicrete.gr/modules/document/file.php/TP271/Additional%20material/docebo-elearning-trends-report-2017.pdf

[vii] "Elearning market trends and forecast 2017-2021," Docebo, 2016

[viii] http://time.com/3634995/study-kids-engaged-music-class-for-benefits-northwestern/

[ix] https://www.statista.com/statistics/352204/number-of-people-play-musical-instrument-usa/

[x] https://www.statista.com/statistics/352204/number-of-people-play-musical-instrument-usa/

[xi] http://www.baltimoresun.com/news/opinion/oped/bs-ed-op-0521-music-lessons-20180518-story.html

[xii] https://truefire.com/about/

[xiii] https://about.udemy.com/?locale=en-us

[xiv] https://pegheadnation.com/footer-menu/about-us/

[xv] https://pegheadnation.com/footer-menu/subscribe/

[xvi] https://www.sonicjunction.com/signup

[xvii] http://www.sonicjunction.com/skype-lessons-corey-harris

[xviii] https://www.jamplay.com/

[xix] https://www.jamplay.com/pricing

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

ArtistWorks LLC
68 Coombs Street, C1
Napa, CA 94559

Ladies and Gentlemen:

The undersigned understands that ArtistWorks LLC., a limited liability company organized under the laws of Delaware (the "Company"), is offering up to $107,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated November 2, 2018 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on February 4, 2019, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such

1

funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

    a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

    b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

    c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

    d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

    a) General.

        i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to

perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been

reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the

rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	68 Coombs Street, C1 Napa, CA 94559 Attention: Patricia Butler
with a copy to:	Law Office of Robin Sosnow, PLLC 114 E 25th Street New York, NY 10010 Attention: Robin Sosnow, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

ArtistWorks LLC.
By_____ Name: Title:

EXHIBIT D
Crowd Note

ARTISTWORKS LLC
CROWD NOTE

FOR VALUE RECEIVED, ArtistWorks LLC (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in the MicroVentures platform (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $7.04 million.

The "**Offering End Date**" is February 4, 2019.

1. Definitions.

1. "**Combined Offerings**" shall mean the Company's concurrent offerings under both Regulation CF and Regulation D in the same round.

2. "**Conversion Units**" shall mean with respect to a conversion pursuant to Section 2, the Shadow Series of the Company's Preferred Units issued in the Qualified Equity Financing.

3. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

4. "**Corporate Transaction**" shall mean:
    i.   the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital interests of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital interests of the Company or the surviving or acquiring entity),

  iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting interests of the Company (or the surviving or acquiring entity), or

  iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

5. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

6. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

7. "**Fully-Diluted Capitalization**" shall mean the number outstanding Common Units of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Units, (ii) exercise of all outstanding options and warrants to purchase Common Units and, in the case of Section 1(b), (iii) the units reserved or authorized for issuance under the Company's existing option plan or any option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

8. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

9. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

10. "**Maximum Raise Amount**" shall mean $107,000 under Regulation CF and a total of $1,147,000 under the Combined Offerings.

11. "**Outstanding Principal**" shall mean the total of the Purchase Price

12. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Units following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Units in connection with such sale or series of related sales).

13. "**Shadow Series**" shall mean a series of the Company's Preferred Units that is identical in all respects to the Preferred Units issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Units in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Units), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

> i. Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the unitholders of the Company (except for on matters required by law) by Irrevocable Proxy;
>
> ii. Shadow Series unitholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

14. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF and a total of $25,000 raised under the Combined Offerings.

15. "**Target D Minimum**" shall mean $25,000 raised in total via the Combined Offerings.

2. Conversion of the Crowd Note for Non-Major Investors. If the Investor is not a Major Investor then:

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Units upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Units equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Units pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the units sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive units of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

      i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

      ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Units pursuant to Section 2.2.

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Units.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Units; or (b) the payment of amounts due to the Investor pursuant to Section 2.3 (a).

3. Conversion of the Crowd Note for Major Investors.

1. **Conversion Mechanics.** If the Investor is a Major Investor, the Company will convert the Crowd Note into Preferred Units:

a. Immediately upon the closing of the Combined Offering.

b. Upon conversion, Major Investors will receive a number of Preferred Units based on a price per share of $3.02866.

4. Representations and Warranties of the Company. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Units issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and unitholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Formation or operating agreement, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Units**. The Conversion Units, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit,

proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

5. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVentures, or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

6. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any Member Units issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however</u>, that the Company may not assign its obligations under this Crowd Note

without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of California as applied to other instruments made by California residents to be performed entirely within the state of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Units may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Units issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Units sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Closing Procedures**. No investor funds shall be released to the Company until either the Target CF Minimum or Target D Minimum is met for the Regulation CF and Regulation D portion of the offering respectively. The Target CF Minimum and/or Target D Minimum must be met on or before the Offering End Date for funds to be released.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

7. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Napa, California unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

8. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

9. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck

LEGAL NOTICE

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.

Problem: The model for online and traditional music learning is broken

Only a privileged few get access to subject matter experts

This leads to unstructured learning and abandoned hopes



Further, 1:1 teaching is not scalable

These models don't provide students feedback or evaluation

Solution: ArtistWorks' online music learning platform

- Multi-style learning with Video Exchange®
- Ongoing learning conversations between students and teacher
  - Scales 1:1 teaching
  - Guided instruction
- Universal access to a learning material in centralized destination


ArtistWorks
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Instruments > Certification > Blues Guitar Certification
Blues Guitar Certificate Course
with Keith Wyatt
Keith Wyatt has created a definitive video lesson series that teaches important blues guitar techniques, patterns and riffs for all blues styles. Music Certification offered in four skill levels.
12-weekly lessons
Weekly study material
Play along tracks
Quizzes & Video Exchanges
Select A Program
Blues Guitar Level 1 $250
Enroll
What You'll Learn
This 12-week Certificate Course in blues guitar will teach you the basic structure of playing blues music on guitar, how to unlock chords from each position, blues phrasing, chord substitutions, comping, solo ideas, effective practice habits and chord progressions typically found in multiple blues styles. You'll be able to play the most common scales and modes found in blues and to improvise over standard chord changes. You'll also play along to a backing track of accompaniment and complete daily sight reading exercises.
What's In This Course
Lessons for 12 weeks on these subjects:
Course prerequisites are in the level descriptions at the bottom of the page.
Blues Guitar Lessons Level 1
How To Qualify for a Certificate of Achievement

Business Model: Self-Paced and Certificate Programs

SELF PACED:

Auto-renew subscription

3, 6, and 12 month memberships

$105, $180, $279 (3, 6, 12 months respectively)

Self-paced study, no qualification or required participation

Average gross profit of 55%

CERTIFICATE LEARNING:  NEW

Online Music Certification Program

(existing customers & public – Launched October 2018)

12-week structured courses

4 skill levels

$250 fee, 3 quizzes & Video Exchanges® required to qualify

Expected higher average gross profit margins

Accredited High School Online Music Certification Program (Expected June 2019)

12-week structured courses

4 skill levels

$250 fee, 3 quizzes & Video Exchanges® required to qualify

Expected higher average gross profit margins

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Access Thousands of Online Music Lessons with World-Renowned Instructors
No matter your skill level, you set the pace for musical progress. Our world-renowned teachers will help you transform your playing.
Select An Instrument
Select A Musical Style
>
Access Hundreds of Video Lessons
Get Personalized Feedback
Learn from Others' Video Exchanges
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ArtistWorks Music Certificate Program

ArtistWorks

Courses ⌄   Instructors ⌄   How It Works   Plans & Pricing   Resources ⌄

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About Our Certificate Program

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Browse Certificate Program Courses



Keith Wyatt
Blues Guitar

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Craig Chee & Sarah Maisel
Ukulele

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Bryan Sutton
Bluegrass Guitar

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Richard Amoroso
Classical Violin

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What's Unique about our Music Certificate Program?

Start by learning about our unique Video Exchange Learning for Guitar

Market/Distribution Strategies

Bigger digital marketing budgets are key

- Organic search/ SEO
- Conversion Rate optimization
- Extensive Digital Marketing
- Content & Program distribution (including online & private schools)

- **Customer Retention:** Develop Certification Program, Collaboration Features, Curating Tools, & Journaling App for Practice Time (early 2019)

Competitive Advantages:

✓ Proprietary & patented "Video Exchange" technology

✓ Successfully implemented business model

✓ Ageless Music Content: 5,700 hours of recordings

✓ Certificate of Achievement Program (Accredited)

Our Executive Team



Patricia Butler
CEO & Co-founder

- Former President of ArtistWorks
- Former AVP, Merrill Lynch Private Wealth
- Creator of ArtistWorks business and financial model
- Led the patent process & academic accreditation with the Western Association of Schools and Colleges (WASC)



David Butler
Chairman & Co-founder

- Former AOL VP of Strategy Technology
- Pioneering technologist (‘88-’99) of original AOL platform
- Inventor of core ArtistWorks technology
- Original patent holder of “Video Exchange”



John Graves
VP of ArtistWorks

- Responsible for business development, artist recruitment, & overseeing project management & production
- Professional musician
- Degree in Digital Arts: Sounds and Video from Ex’pression College for Digital Arts

Use of Funds

Certificate programs buildout:

- Wages: Sales Manager, Student Support, Marketing
- Content production: filming, editing, supplemental study materials generation
- Marketing & sales budget

Self-Paced study: (consumer facing)

- Expand marketing & sales budget
- Teacher roster expansion
- Technology scale

EXHIBIT F
Video Transcript

Speaker 1: At ArtistWorks, our video exchange learning allows you to communicate with your world-renowned instructor in a way that fits around your life. And isn't affected by time zones, work schedules or budget. In addition to hundreds of high-quality lessons, you can record yourself on your mobile device or computer and send your video to your instructor via the Artist Works website. In a day or two, you'll receive a personal response video from your instructor. One of the best things about video exchange is that you can record and upload a video submission anywhere, anytime. Your submission, paired with your instructor's response, will be added to the video exchange library where you and all other students in your school can learn from that interaction and all the other interactions happening between your teacher and fellow students. Just like a jam session, you can learn by listening to others or by taking that solo. Direct feedback from the world-renowned musician for you and all of your fellow students to learn from. ArtistWorks, learn from masters.

non-audio text in video
0:27: LEARN FROM MASTERS
0:29: PAUL GILBERT
0:30: MIKE MARSHALL
0:31: TONY TRISCHKA
0:33: BRYAN SUTTON
0:34: MARTIN TAYLOR
0:35: NATHAN EAST
0:35: GUTHRIE TRAPP
0:36: JOHN PATITUCCI
0:36: ANDY HALL
0:37: KEITH WYATT
0:37 DAVE STRYKER
0:37: PETER ERSKINE
0:37: DJ QBERT
0:37: MISSY RAINES
0:38: HOWARD LEVY
0:38: JASON VIEAUX
0:38: MICHAEL DAVES
0:38: ERIC MARIENTHAL
0:38: GEORGE WHITTY
0:38: RICHARD AMOROSO
0:38: DAROL ANGER
0:39: ONLINE INSTRUCTION FOR ANY LEVEL
0:41: THROUGH VIDEO EXCHANGE LEARNING
0:44: STUDENT SUBMISSION
0:45: TEACHER RESPONSE
0:46: RECORD
0:47: SEND
0:47: RECEIVE
0:48: LEARN
0:48: THOUSANDS OF HOURS OF MUSIC LESSONS
0:50: PERSONALIZED FEEDBACK
0:52: EXCLUSIVE INTERVIEWS & PERFORMANCES
0:53: TABS/NOTATION & BACKING TRACKS
0:56 – 1:00: ARTISTWORKS: LEARN FROM MASTERS

EXHIBIT G
Webinar Transcript

Brett Andrews:	Hello, everybody. This is Brett Andrews with MicroVentures. Thank you all for joining us. I'm really excited about the company we'll be hearing from today. Our presenter today is Patricia Butler, co-founder and CEO of ArtistWorks, an online music learning platform whose mission is to change the way music is learned and taught by offering access to thousands of online music lessons with world-renowned instructors. Patricia co-founded ArtistWorks in 2008 and originally served as president until 2014, when she became CEO. Prior to co-founding ArtistWorks, she worked as a harvest consultant at Rubicon Winery, now known as Inglenook and owned by Francis Ford Coppola. Before Rubicon, Patricia served as assistant vice president of private clients at Merrill Lynch, where she worked for more than eights years. At Merrill Lynch, she was responsible for managing and selecting investments for private clients and retirement funds for companies.
Brett Andrews:	Patricia holds a bachelor's degree in finance, economics, and music from Penn State University. How are you doing today, Patricia?
Patricia Butler:	I'm doing fine. Thank you for that great introduction, Brett. I appreciate it.
Brett Andrews:	Yup, of course. So today, Patricia's going to run through her deck, her pitch deck. Should be around 10 minutes or so. During the presentation, we encourage you to send in questions. If you go over to your GoToWebinar control panel, there's several tabs. You'll see one titled Questions. If you click there, you should see a window where you can submit them. Feel free to submit during the presentation, as they won't interrupt her. They'll only to go me. When Patricia's finished with her presentation, I'll go into a Q&A, cover the questions that are submitted, and field any others that people may have. With that, Patricia, I'll let you take it from here and introduce everyone to ArtistWorks.
Patricia Butler:	Well, thank you, again, Brett. I really appreciate it. Hello to everyone else, and thanks for joining me. I'm very pleased to present my company, ArtistWorks, to you today. We are a nine-year-old e-learning company where subject masters come to teach. For us, that is master musicians. We are headquartered in Napa, California. We're also the creators of a novel online teaching idea that we call video exchange learning. We have fine-tuned our learning concept with online music instruction, and that's because my co-founder and our chairman, also my husband, had his own problem to solve, and that was that he really wanted to learn to play jazz guitar from a master musician when he retired from his technology career at AOL. He wanted to have his playing evaluated by somebody who had successfully taken the path before him, and he wanted to be shown kind of how to unlock the mysteries of jazz guitar.
Patricia Butler:	But those teaching moments he was having were really so valuable to him, he felt like he needed to share them with folks that were also interested in learning to play jazz guitar. As that time continued, he found that really the effectiveness of sharing this person and what he was learning was really only going to happen online. So he kind of created a mini version of AOL, where online communities gathered for a singular purpose, and in our case, it just happened to be music.

Patricia Butler: So our goal was to scale and modernize, really, a centuries-old tradition of one-to-one instruction. We wanted to create a method of skill assessment that gives students that really important personal feedback, and we also wanted to democratize access to master musicians by having affordable pricing. Nobody really does what we do the way we do it. In many respects, we're industry unique. As of this morning, we have three patents on our technology, and we also have academic accreditation. We think our concept solves many problems that are in the learning industry, especially for visually taught subjects, not just for music. So we have 11 employees, and our revenues last year were a little over $3 million, an EBITDA of about $300,000. You will see all of that on the offering page on MicroVentures.

Patricia Butler: I just want to take you a moment to show you a video. It is just a one-minute video, and it helps introduce the idea of ArtistWorks and what we do. Again, this video is also on the offering page.

Speaker 3: At ArtistWorks, our video exchange learning allows you to communicate with your world-renowned instructor in a way that fits around your life and is unaffected by time zones, work schedules, or budget. In addition to hundreds of high-quality lessons, you can record yourself on your mobile device or computer and send your video to your instructor via the ArtistWorks website. In a day or two, you'll receive a personal response video from your instructor. One of the best things about video exchange is that you can record and upload a video submission anywhere, anytime. Your submission, paired with your instructor's response, will be added to the video exchange library, where you and all other students in your school can learn from that interaction and all the other interactions happening between your teacher and fellow students. Just like a jam session, you can learn by listening to others or by taking that solo.

Speaker 3: Direct feedback from a world-renowned musician that you and all of your fellow students learn from. ArtistWorks. Learn from masters.

Patricia Butler: So I hope that that gave you an idea of what ArtistWorks is about, but what we want to talk about now are the problems within the industry. Truly, the online instruction model is broken, especially because there's nobody vetting the qualifications of online teachers, especially those who are offering lessons for free. So it can be very difficult to find good, convenient, and affordable instruction online [inaudible 00:05:55] music where you need to get individualized or valuable feedback on your playing. So that means that there's this massive disconnect between the desire for a master musician to teach a lot more students and then the impossibility of being effectively accessible to all of these students in a meaningful way that can scale, and that is key. So the end result is that teachers really mentor the privileged few that can afford to find them, and the rest are often sort of grazing around. They either stall or quit, often abandoning their hopes, because they're in this unstructured learning environment. If they do find somebody, especially online with video chat, the existing feedback software tends to be kind of ineffective. Then, it's voiceovers and video annotation.

Patricia Butler:	That we can find, there's really no demonstration to tell you what you're doing wrong and how to do it right. So the model and the industry are broken so that aspiring players and learners just can't get that instruction that involves valuable feedback. Then, the very best teachers just don't have the right platform to teach the world on, really, until ArtistWorks. We provide access, as the video says, to world-renowned experts in two different ways. The first is through many hundreds of hours of video lessons, where these teachers have recorded everything they know. Secondly, our students learn by way of over 60,000 video exchanges that have been created between teacher and student and everyone gets to see. So we help those that want a passive experience as well as those that might be a little more inspired or aspiring who might want that individualized attention and guidance.
Patricia Butler:	Our teachers and our players regularly engage in these video exchanges, which are kind of like virtual masterclasses. They keep the learning on course, and they also keep these meaningful and valuable learning conversations and guidance ongoing. What is really unique about our model is that everyone in the course can learn from the video exchanges, so everyone also gets the ideas and the tips and the guidance and the instruction, regardless of their level of participation. So now the tradition of one-to-one learning really scales with ArtistWorks, and those aha teaching moments provide instruction really for everyone.
Patricia Butler:	At ArtistWorks, you can learn two different ways. Self-paced, which is drop in, drop out, take your time, don't take your time. Our customers are mainly men in their 40s to their 60s. They subscribe to ArtistWorks by 3, 6, or 12 months. I think an important point for investors is that that part of our business is about a 55% gross profit because of the rev share we have with these master musicians. We are also in soft launch of our certificate program that is aimed at the public as well as our existing customers. They learn in a more structured environment that is a 12-week level course, and they have to qualify for a certificate my successfully completing three quizzes, and they have to get 75% of all the possible points on a video submission. Each course in 12 weeks long, and it costs $250. What's important is the gross profits on the certificate program are closer to 80%. We hope that in 2019, our academic accreditation is the catalyst for us to offer this certificate program to high schools around the nation.
Patricia Butler:	This is just a public page. I wanted to give you a look at that. It's also on the offering page at MicroVenture. This is our certificate program. You can see here at the bottom, the first four courses that are going to be available into January of this year. Then, of course, into 2019, we hope to have all of our courses available. We have a very robust digital marketing strategy that continues to be refined as we build on our successes and take budget away from the lower return activities. The majority of our new revenues from new members, luckily for us, comes from organic search, but it also comes through a lead generation marketing activity, where we have sign-up forms for people to get free sample lessons. Then, we nurture them through automatic emails.

Patricia Butler:	We've got a great service that millions of people could benefit from, but we need bigger marketing budgets to really put a stake in the ground. Like any business, a lot of our internal efforts are spent trying to keep the customers that we spent money to acquire. Our renewal revenues are about 50% of our overall revenues. Just to reiterate some of our distinctive competitive advantages I've alluded to already, it includes a method of learning a performance style skill online. Today, our third patent was issued on the technology used in video exchange learning. We've also learned a lot in the last nine years that we've been in business, and it's really helped us to refine our business and financial models. Importantly, the content that our student body accesses is truly ageless. That just means that our master musicians are teaching people how to become an accomplished player. So they're not just focusing on maybe a blues rift that's popular these days or a successful song. They're really teaching people how to master the instrument.
Patricia Butler:	Finally, our academic accreditation really does also help us stand the part. We offer two ways to learn at ArtistWorks, as I mentioned. The self-directed path is possible, and then, also, through our nascent certificate program. We hope and expect to have that full roster of courses available for the high school players in 2019, and that's a nice extension of our product and will help us face a new market, as well. We've got a seasoned team of 11 employees, but this is the executive team really driving the company forward. As Brett mentioned, I have a wealth management background. I've been the CEO at ArtistWorks since 2014. David is the former VP of technology strategy at AOL during the very early days, and he was a pioneering technologist there. Very pivotal to making America Online, or as it become known as AOL, a household name. John Graves has been a key team member in a variety of capacities that range from business development to artist recruitment, which he handles entirely now. He's been with us since he was in college and volunteered as a cameraman, but he truly embodies the brand of ArtistWorks in all of his work.
Patricia Butler:	Together, with all of our 35 world-renowned musicians, we've taught over 87,000 students in 80 countries, and our music lesson videos now number in the thousands. Our teachers, along with our students, as I mentioned before, have completed over 60,000 video exchanges.
Patricia Butler:	Our most important focus right now is on the certificate program. It's new, and it represents a higher profit margin segment of our business. It also introduces us to a new and larger audience, though we have some work to do before we can truly be successful and drive higher revenues to that end. Bigger budgets, whether it's for marketing or whether it's for hiring the right pivotal people, production, scaling, all of that will help fuel our existing and proven business. We want to expand our roster into bringing new musicians so that they can teach both the self-paced as well as the certificate. Our technology, although it's in great shape and it's different, we do want to be prepared for larger scale, as well. So that is ArtistWorks. I'm very happy to take any questions, if anyone has them.

Brett Andrews:	Great. Thank you, Patricia. A couple people joined during the presentation, so I just want to remind everybody that you can ask questions over on that control panel, if you click on the Questions tab. First of all, I know you mentioned something that caught my ear in the middle of the presentation. You said something about patents getting awarded as of this morning?
Patricia Butler:	Yes. Yeah.
Brett Andrews:	So tell us a little about that.
Patricia Butler:	Well, you know, the first patent took seven years, and it's kind of a funny story in that when David was studying with this master musician and realized it was not effective, he said, "I've got to do this online. It's just got to be online, and then everybody can do it." He's one of those people where you can just put him in a room and close the door, and 24 hours later, something pretty phenomenal comes out of him. That's been the story of his entire life. He just sort of burped this up. I said, "Oh my god. Is there anything else out there like it?" We couldn't find anything. Not on YouTube, which was very new. So we, of course, had lawyers and said, "Hey, do you think this is something we could get proprietary and could get protected?" So the first patent was applied for the first day the company came into existence, and it was seven years. It was 2015 before we got the next one.
Patricia Butler:	Then, we broadened the patents, because we were taking a look at anybody that might be in our rear view mirror. So we wanted to have some protection from them, so we broadened the claims in the patents, and we got those approved. Now, again, we've broadened them even more. So we've got some nice air coverage for any competitors that might be considering doing what we're doing. Of course, the patent has nothing to do with music. It's all about the technology and the use of the technology. So it applies to any visually taught subject that's learned online. Today, we got the third one.
Brett Andrews:	Well, congratulations. That's a big milestone.
Patricia Butler:	Thank you.
Brett Andrews:	One of the other things I just wanted to kind of get clarification on. The accreditation, you said that's in place? It just hasn't been rolled out yet?
Patricia Butler:	Yeah, that's a great question. I don't think I was terribly clear on that. We received academic accreditation last year from the Western Association of Schools and Colleges. We received that academic accreditation as is. We didn't need to do anything to ... Well, we just didn't need to do anything. We already had the accreditation, and we could go into the high schools. Once I confidently started calling on all the large online high schools, they said, "Well, wait a minute. What about the state standards and the national academic standards? How are the students going to be in touch with the teacher when they have a

question?" It became clear to me we needed a more formal structure. This whole year, we've been working on getting that formal structure in place. It's taken us almost nine months to get that done, but we've been in full compliance with the academic accreditation since we got it. It's just that in order to sell it to anybody and license it to anybody, we needed to refine the experience a little bit.

Patricia Butler: We're trying our chops a little bit here with our existing customers in the public so we can get that really important feedback on the experience and then be able to walk into the high schools with a lot of confidence. I've already started conversations with ... I don't want to name names, but I've had multiple conversations with two of the largest online educators in the world, really. We want to make sure we get into compliance with what they need, and we're very close to doing that.

Brett Andrews: That's great. That actually leads pretty well, and you're already touching on it, into a question we just received from one of the attendees here about how you plan to implement into those high schools. Maybe just talk about a little bit what that marketing looks like. I'm guessing it's sort of a mix of ... Well, it's probably a lot more outbound in the beginning, and then it'll start to be more inbound as you start to cut the teeth there. What does the implementation look like when it comes to the high schools?

Patricia Butler: With the longer pitch, I'm able to go into that. The marketing for the consumers is very digital, and you find people by way of search and all of that. It's different when you're going into education. That is a very high-touch outreach. That means, as you can see here, actually, on the slide that is up, where we need the sales manager, because that high-touch outgoing contact has to be done by someone who's used to selling into the schools. Now, what's really important, though, is you can have long lead times in formal education. What's really cool, and I think a great opportunity, personally, for what we're doing is that I looked at all of these major online high school educators, and none of them have online music instruction, because the evaluation and assessment tools have not been there. I want to start down the path that can quickly get me to the most revenues, and that is the virtual schools, the online schools. So that will be where we first start our marketing efforts. I've actually already begun those conversations, but I need a sales team that will be able to nurture those leads and be able to convert them to sales, then.

Brett Andrews: Got you. That makes a lot of sense. So we've got another question here about competition. Can you talk a little bit about your main competitors, and then maybe this is a good opportunity to share a little more on the video exchange piece of the software and how that differentiates you. Then, other ways that you feel you stand out from the competition.

Patricia Butler: Yeah, absolutely. Well, we have several distinguishing features, and I'm just going to rattle them off. The first thing is we work with world-renown musicians. I think it's okay for me to say this, that ... Well, it has to be, because it's factual.

Two-thirds of our musicians on our roster are Grammy artists. They're either a nominee or they're a multiple winner. Today, we've got Paul Gilbert, a platinum record holder, coming into the studio to work on a promotion we've got with martial amplification. So our teachers are distinctive. They're head and shoulders above the others, and they are masters of their industry. Secondly, what distinguishes us is the way they teach online. First is the curriculum or the lesson library. We really learned how to extract everything they know, and they're not holding back trade secrets or anything like that. We would do that regardless of the subject we're teaching, but in music, we've successfully done that.

Patricia Butler: Then, third is the platform. The technology is obviously protected, even a little bit more today. It allows people to submit a video to the teacher on our platform. The teacher receives the video in the queue. Within a couple of days, then, records a video response that is permanently paired with the student's submission, and those two are called a video exchange and shared with everyone on the website studying the same subject. Now, the students are able to apply that instruction to their own playing, whether or not they've submitted a video. There isn't anybody else that we can find that does what we do the way we do it, and I mentioned that earlier. In terms of true competitors, I would say individual instructors are our competition, because they do have that ability to give the individual feedback. In terms of online, there are a lot of very good quality music instruction providers that have videos only, which are one-sided learning conversations. So they don't have the effective feedback that we have.

Patricia Butler: When you get to certification, I think one of the reasons we got the academic accreditation that we got is because there don't seem to be any high school educators with that academic accreditation online. Of course, Berkeley College of Music, an outstanding organization, offers degrees online and certificate courses, and a lot of our instructors actually are alumni from Berkeley or they are teaching there now. So I hope that explains some of our uniqueness and also the landscape of competitors.

Brett Andrews: Yeah, I think, as somebody ... You surely didn't know this about me. I grew up actually playing guitar. I've been playing since I was 11 or 12 and tried my hand in music lessons briefly. I think this vertical is very unique in terms of the problems, because it's multisensory, right? It's not like submitting a math or some kind of computer science test and it's either right or it's wrong. A lot of it's how it sounds, how it looks, all the other things. So I do think that one-on-one feedback is really important.

Patricia Butler: It's also that a professional is looking at what you're doing and saying, "Brett, the reason your elbow hurts is because you're gripping the pick too hard."

Brett Andrews: Yeah, exactly.

Patricia Butler: They're able to see what you're doing quickly and tell you, "This is an exercise I want you to do to improve." It works for music, but it also works for sports. It

works for public speaking, other hobbies. It works for a lot of those things. As we grow, the issue of scaling really comes into the equation. So we're just now building out a program, especially for the certificate program, where our teachers are certifying assessors. So people that have maybe gone through the self-paced study to the advanced level will be tested even further. If they're able to demonstrate that they can assess someone who's in high school, then they're going to be able to help us take care of the incoming high volume of students that need to be assessed.

Brett Andrews: That's great. I know we're coming up on a half hour here, but can you touch on the certificate portion? It launched in October, is that correct?

Patricia Butler: Yes. One of the courses launched in October, and the second one, ukulele, just launched.

Brett Andrews: I know it's very early, but what's the current feedback like? Was that something that sort of arose because of demand from users? Obviously, I know the margins, it sounds like, are really strong there, but can you just touch a little bit on what you're seeing there?

Patricia Butler: Yeah. Well, the certificate course, I'm actually very impressed with the response to it. We started this because I wanted to make sure that with the proprietary technology, we found the highest and best use for it. I felt that in formal education, we may have found a home. So I applied for and, shockingly, got academic accreditation. I mean, it's a hard process. My gosh, you think getting patents is hard. Try getting accredited. It's not easy at all. For me, I want this to scale to a big level. Right now, we're at the stage where our teachers are doing the video responses to the students in both the certificate as well as the self-paced area of study. When you get into high schools, we want the high school teacher to be able to respond to the videos so that they can kind of imprint on their students and be a very valuable resource. So it's one of the uses of funds, to sure up the technology so that we can have many, many video queues for just as many teachers as we want.

Patricia Butler: So we're getting a nice, warm reception on the blues guitar, especially, and the ukulele's only been out there for a week. But violin and bluegrass guitar are coming right at the very end of December or early January. We just have to make a business decision as to the timing on those releases. Then, throughout 2019, a lot more courses will become available.

Brett Andrews: That's really exciting. I know I, for one, look forward to keep following along and see what all you guys launch. It sounds like 2019 is going to be a big year for you guys. Do you have any areas ... I mean, I'll point everybody to the MicroVentures page here in a second, but maybe the website or any other places you would want to point people towards if they want to learn more about ArtistWorks in general?

Patricia Butler:	I think that our main home page, the landing page at artistworks.com, will help guide you. You'll find everything there from who we work with and what genres they play in to more about our patents. Got to update that today. Then, about the certificate program. So I would encourage everyone to go to artistworks.com and learn about us, but also to get the dust off your guitar or your drums or your ukulele and get in there and take a lesson and find out how special this offering really is.
Brett Andrews:	That's fantastic. Well, thanks for the time, Patricia, and all the investors who attended and everybody who ends up checking this out after we recorded it. If you have any more questions after we sign off here, you can email me directly at brett@microventures.com. That's B-R-E-T-T at microventures.com. You can submit them through the website, the MicroVentures website, and we'll either answer directly or pass it along to Patricia. By the way, the offering for ArtistWorks closes on December 18th, so of course, if you'd like to invest, feel free to visit their page, the offering page. There's a big Invest button up in the right-hand corner. You click that and just go through the process. That'll conclude the webinar today. Thanks again for the time, Patricia, and everybody here who attended. Have a great day and rest of the week.
Patricia Butler:	Great. Thank you so much, Brett. I appreciate the time. Thanks to all the folks who have already invested in this who are considering it.
Brett Andrews:	Likewise. All right. Bye, Patricia. Bye, guys.